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FEB 28 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeServ Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 TIMES SQUARE, 8TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Sq.	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Eugene Mannella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeServ Investment Services LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWIN MONTES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6223960
Qualified in New York County
My Commission Expires 06-21-2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: (212) 773-3000
ey.com

Report of Independent Registered Public Accounting Firm

The Member and the Management of HedgeServ Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HedgeServ Investment Services LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

New York, NY
February 26, 2019

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	143,023
Prepaid expenses		2,292
Total assets	$	145,315
Liabilities and member's equity		
Accounts payable and accrued expenses	$	31,408
Total liabilities		31,408
Member's equity		113,907
Total liabilities and member's equity	$	145,315

See notes to statement of financial condition.

HedgeServ Investment Services LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization

HedgeServ Investment Services LLC (the "Company") was formed on April 22, 2010 in the State of Delaware and is 100% owned by HedgeServ Corporation ("HS Corp"). On April 19, 2011, the Company was registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity as a broker-dealer. The Company is a limited purpose broker-dealer which acts as a finder or placement agent for private placements of investment funds.

Because the Company does not hold customer funds or securities, it is exempt from requirement of SEC Rule 15c3-3 pursuant to section (k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expenses

Expenses related to the Company are expensed as incurred.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue form Contracts with Customers (Topic 606),* which supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition.* Under the new guidance, an entity should recognize revenue to depict the fees for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty or revenue and cash flows.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The guidance in ASU 2014-09, and the related amendments, became effective for the Company on January 1, 2018. The Company adopted this standard under the modified retrospective method in the first quarter of the fiscal year 2018 and has determined the standard did not have any impact on the Company's historical pattern of recognizing revenue from its contracts with customers, and there was no cumulative effect adjustment to the opening balance of the retained earnings.

Fees represent revenue generated from a contractual placement agreement in which the Company is appointed as principal underwriter for a family of funds. The terms of the agreement provide that the Company will earn minimum monthly revenue, in case no actual placement services are performed. The agreement can be terminated by either party by giving notice to the other party. Revenue from such appointment is recognized over the period during which the appointment is maintained. For the year ended December 31, 2018, all of the revenue was generated from a contractual agreement with one customer and there were no placement services provided to the one customer.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), which requires lessees to include most leases on the balance sheet. ASU 2016-02 is effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2018 and early adoption is permitted. The Company will adopt the new lease accounting standard effective as of January 1, 2019 using the modified retrospective approach, and the impact will be reflected in the Company's financial statements thereafter.

The Company has substantially completed the evaluation and has not identified any changes. Upon initial evaluation of the adoption, the Company does not expect it to have a material impact on the Company's Statement of Financial Condition. The Company continues to evaluate the impact of the new standard under applied adoption method and management believes the standard will not have any material impact on the Company's financial position or net earnings. The Company will continue to evaluate and assess the new disclosure required under this guidance.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company's cash balance is held with one major financial institution in the United States. Cash deposited with banks is subject to credit risk, to the extent it is not covered by Federal deposit insurance. In the event of a bank's insolvency, the Company may be unable to recover some or all of its cash balances that are not covered by deposit insurance. Management believes the risk of loss from bank insolvency is minimal.

Income Taxes

The Company is a single member Delaware limited liability company and, as such, is disregarded for federal and state tax purposes. The Company is subject to New York City Unincorporated Business Tax ("UBT"); however, for the year ended December 31, 2018 there is no tax liability because the Company's hypothetical tax for 2018 would have been $2,100 which is less than $3,400, the Business Tax Credit based on UBT; therefore, the Company is allowed to offset the entire amount of the tax with the tax credit.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the standard method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA.

The Rule requires the Company to maintain minimum net capital, based on the type of business conducted, of the greater of $5,000 or 6.667% of aggregate indebtedness, as defined in the Rule. At December 31, 2018, the Company had net capital of $111,615 which was $106,615 in excess of the minimum net capital required. The Company's aggregate indebtedness to net capital ratio was 0.28 to 1.00 as of December 31, 2018.

4. Related Party Transactions

The Company incurs $10,000 of costs related to the Expense Sharing Agreement with HS Corp effective November 15, 2010 and amended on December 29, 2017. The payment terms are such that the Company pays to HS Corp $10,000 annually, and the agreement automatically renews for successive 12-month terms without any further action by the parties unless terminated by either party upon not less than 30 days' notice prior to the end of any such 12-month term. The amount of $10,000 is expensed pro rata over the 12-month period.

5. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. At December 31, 2018, no litigation was pending against the Company and there were no known regulatory inquiries.

6. Member's Equity

The Company did not make any distributions to HS Corp, its sole member, during 2018. At December 31, 2018, the balance of the Company's member's equity account is $113,907.

7. Subsequent Events

Management has evaluated subsequent events, including the Company's ability to continue as a going concern, through the date of issuance, February 26, 2019, and have noted that no material events have occurred.